SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549



                          FORM 11-K






     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For fiscal year ended December 31, 1995


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D)
     OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE
     REQUIRED]




     Commission file number : 1-13536





     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Broadway Stores, Inc. 401(K) Savings & Investment Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Federated Department Stores, Inc.
                    151 West 34th Street
                  New York, New York  10001

                             and

                    7 West Seventh Street
                   Cincinnati, Ohio  45202






                    BROADWAY STORES, INC.
              401(K) SAVINGS & INVESTMENT  PLAN
             Financial Statements and Schedules
                 December 31, 1995 and 1994


          With Independent Auditors' Report Thereon







   BROADWAY STORES INC.  401(K) SAVINGS & INVESTMENT PLAN

                 December 31, 1995 and 1994


                            Index



Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund Information -
    December 31, 1995 and 1994

Statements of Changes in Net Assets Available for Benefits, with Fund Information -
   December 31, 1995 and 1994

Notes to Financial Statements
Supplementary Financial Schedules:
                                                          Schedule
 Schedule of  Investments - December 31, 1995                 1
 Schedule of Reportable Transactions - Year Ended
     December 31, 1995                                        2








                Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.

Broadway Stores, Inc. 401(K) Savings & Investment Plan
We have audited the accompanying statement of net assets available for benefits of the Broadway Stores, Inc. 401(K) & Investment Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Broadway Stores, Inc. 401(K) Savings & Investment Plan as of December 31, 1994 and for the year then ended were audited by other auditors whose report thereon dated June 23, 1995 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         KPMG Peat Marwick LLP

Cincinnati, Ohio
June 24, 1996



            BROADWAY STORES, INC. 401 (K)  SAVINGS & INVESTMENT PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1995


                                                                                                            Neiman
                                                                                                            Marcus
                                                                              Company         Broadway      Group
                                    Money Market      Bond         Equity       Common       Preferred      Common
                                        Fund          Fund          Fund         Stock         Stock        Stock         Total

Assets:
  Investments, at fair value:
   Common/collective trusts        $ 20,497,014   $ 2,997,959   $ 6,976,209   $       513   $   7,220   $    13,582   $ 30,492,497
   Corporate stock - preferred                -             -             -             -      64,312             -         64,312
   Corporate stock - common                   -             -             -     3,626,921           -     6,188,561      9,815,482
       Total investments             20,497,014     2,997,959     6,976,209     3,627,434      71,532     6,202,143     40,372,291

  Receivables:
   Employer contributions                     -             -             -       410,871           -             -        410,871
   Due from (to) other funds           (64,644)        17,067        44,621         2,956           -             -              -
     Interest  and  dividends           105,125             1             4         9,509          35            56        114,730
        Total receivables                40,481        17,068        44,625       423,336          35            56        525,601
        Total   assets               20,537,495     3,015,027     7,020,834     4,050,770      71,567     6,202,199     40,897,892

Liabilities:
  Trustee and management fees
   payable                                7,740         1,024         2,845             -           -             -         11,609

Net assets available for benefits  $ 20,529,755   $ 3,014,003   $ 7,017,989   $ 4,050,770   $  71,567   $ 6,202,199   $ 40,886,283




The accompanying notes are an integral part of these financial statements.


                                                                (Continued)
             BROADWAY STORES, INC. 401(K)  SAVINGS & INVESTMENT PLAN

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1994


                                                                                                            Neiman
                                                                                                            Marcus
                                                                                Company      Broadway       Group
                                    Money Market      Bond         Equity       Common       Preferred      Common
                                        Fund          Fund          Fund         Stock         Stock        Stock         Total

Assets:
  Investments, at fair value:
   Common/collective trusts        $ 22,141,380   $ 2,575,961   $ 4,434,266   $     6,798   $     7,906   $    28,072   $29,194,383
   Corporate stock - preferred                -             -             -             -     1,005,699             -     1,005,699
    Corporate stock - common                  -             -             -     3,884,545             -     4,832,055     8,716,600
        Total investments            22,141,380     2,575,961     4,434,266     3,891,343     1,013,605     4,860,127    38,916,682

 Receivables:
   Employer contributions                     -             -             -       507,002             -             -       507,002
   Other                                      -             -             -            33         1,361            77         1,471
        Total receivables                     -             -             -       507,035         1,361            77       508,473
        Total assets                 22,141,380     2,575,961     4,434,266     4,398,378     1,014,966     4,860,204    39,425,155

Liabilities:
  Trustee and management fees
   payable                                8,399           886         1,797             -             -             -        11,082
Net assets available for benefits  $ 22,132,981   $ 2,575,075   $ 4,432,469   $ 4,398,378   $ 1,014,966   $ 4,860,204   $39,414,073



The accompanying notes are an integral part of these financial statements.



             BROADWAY STORES, INC. 401(K)  SAVINGS & INVESTMENT PLAN

           Statement of Changes In Net Assets Available for Benefits,
                              with Fund Information

                          Year Ended December 31, 1995


                                                                                                         Neiman
                                                                                                         Marcus
                                                                              Company     Broadway       Group
                                    Money Market      Bond        Equity      Common      Preferred      Common
                                        Fund          Fund         Fund        Stock        Stock        Stock         Total


Additions:
 Net investment income (loss):
   Net appreciation (depreciation)
      in fair value of investments  $          -  $   466,165  $ 1,787,250  $ (169,024)  $ (895,668)  $ 2,789,418  $  3,978,141
      Interest and dividends           1,311,382           14           41         (17)            7       17,872     1,329,299
     Net investment income (loss)      1,311,382      466,179    1,787,291    (169,041)    (895,661)    2,807,290     5,307,440

   Contributions:
   Employee                            1,019,266      437,022    1,055,618      104,808            -            -     2,616,714
   Employer                                    -            -            -      410,871            -            -       410,871
     Total contributions               1,019,266      437,022    1,055,618      515,679            -            -     3,027,585

     Total additions                   2,330,648      903,201    2,842,909      346,638    (895,661)    2,807,290     8,335,025

Deductions:
 Distributions                         4,633,031      463,376      931,470      271,049       18,559      470,175     6,787,660
  Administrative expense (note 6)         48,596        7,512       19,047            -            -            -        75,155
     Total deductions                  4,681,627      470,888      950,517      271,049       18,559      470,175     6,862,815

Interfund transfers                      747,753        6,615      693,128    (423,197)     (29,179)    (995,120)             -

      Net increase (decrease)        (1,603,226)      438,928    2,585,520    (347,608)    (943,399)    1,341,995     1,472,210

Net assets available for benefits:
  Beginning of year                   22,132,981    2,575,075    4,432,469    4,398,378    1,014,966    4,860,204    39,414,073
  End of year                       $ 20,529,755  $ 3,014,003  $ 7,017,989  $ 4,050,770  $    71,567  $ 6,202,199  $ 40,886,283



The accompanying notes are an integral part of these financial statements.



                                                              (Continued)

             BROADWAY STORES, INC. 401(K)  SAVINGS & INVESTMENT PLAN

           Statement of Changes In Net Assets Available for Benefits,
                              with Fund Information

                          Year Ended December 31, 1994


                                                                                                         Neiman
                                                                                                         Marcus
                                                                              Company     Broadway       Group
                                    Money Market      Bond        Equity      Common      Preferred      Common
                                        Fund          Fund         Fund        Stock        Stock        Stock         Total


Additions:
 Net investment income (loss):
   Net appreciation (depreciation)
      in fair value of investments  $    989,779  $  (76,571)  $    37,272  $ (997,090)  $ (928,113)  $(2,293,403)  $ (3,268,126)
   Interest and dividends                      -            -            -            -            -        82,406         82,406
     Net investment income (loss)        989,779     (76,571)       37,272    (997,090)    (928,113)   (2,210,997)    (3,185,720)

 Contributions:
   Employee                            1,128,715      562,741    1,199,057      159,178            -             -      3,049,691
   Employer                                    -            -            -      507,002            -             -        507,002
      Total contributions              1,128,715      562,741    1,199,057      666,180            -             -      3,556,693
      Total additions                  2,118,494      486,170    1,236,329    (330,910)    (928,113)   (2,210,997)        370,973

Deductions -
 Distributions                         6,040,296      359,173      716,211      798,941      167,959       930,292      9,012,872

Transfers between funds                1,071,128     (39,452)      149,459    (501,917)    (141,675)     (537,543)              -

       Net increase (decrease)       (2,850,674)       87,545      669,577  (1,631,768)  (1,237,747)   (3,678,832)    (8,641,899)

Net assets available for benefits:
    Beginning of year                 24,983,655    2,487,530    3,762,892    6,030,146    2,252,713     8,539,036     48,055,972
    End of year                     $ 22,132,981  $ 2,575,075  $ 4,432,469  $ 4,398,378  $ 1,014,966  $  4,860,204  $  39,414,073




The accompanying notes are an integral part of these financial statements.



                                                        (Continued)

     BROADWAY STORES, INC. 401(K)  SAVINGS & INVESTMENT PLAN

                  Notes to Financial Statements

                   December 31, 1995 and 1994


1.   Description of the Plan

  The  following brief description of the Broadway  Stores,  Inc.
  401(K) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Broadway Stores, Inc. ("Broadway"). The Plan, which was amended and restated as of February 9, 1993, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  All of the common stock of Broadway was acquired by Federated Department Stores, Inc. ("Federated") on October 11, 1995 pursuant to a merger (the "First Merger") in which each outstanding share of Broadway common stock was converted into
  0.27 shares of Federated common stock and each outstanding share of Broadway preferred stock was converted into one one-thousandth of a share of new Broadway preferred stock. Each one one-thousandth of an outstanding share of new Broadway preferred stock was subsequently converted into $0.50 in cash pursuant to a merger (the "Second Merger") on April 17, 1996.

  In these notes and accompanying financial statements, the "Company" refers to Broadway prior to the First Merger date and to Federated subsequent to that date.

  Eligibility and Vesting

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours. Participants are fully vested in the value of their contributions at all times. Participants become vested in their allocated share of employer contributions in 20% increments after three years and become fully vested after seven years of credited service or upon reaching normal retirement age while employed.

  Participant Accounts

  Within limits set out in Section 401(K) of the Internal Revenue Code ("the Code"), participants may elect to contribute to the Plan between two and twelve percent of their pre-tax compensation; provided, however, that if the employee is a highly compensated employee for purposes of Section 414
  (q) of the Code, contribution rates are limited to between two and six percent of pre-tax compensation. The Plan provides for participants to change the rate of contribution, suspend contributions or resume contributions effective as of the first paydate in the month following the election. Participants' contributions and earnings thereon are fully vested at all times; however, certain withdrawal restrictions apply under the Code to contributions of participants continuing in the service of the Company.

  The Company matches contributions at a rate of 25% of the participant's pretax contributions up to 6% of compensation earned (subject to limitations for certain highly compensated employees). Company matching contributions are invested in shares of Company common stock. Matching contributions will only be made if the participant is employed by the Company and eligible to participate in the Plan on December 31 of the applicable year.





                                                      (Continued)
     BROADWAY STORES, INC. 401(K)  SAVINGS & INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


2.   Summary of Significant Accounting Policies

  a)   Basis of Presentation

     The  accompanying   financial statements  of  the  Plan  are
     prepared on the accrual basis of accounting.

  b)   Investments

     Investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. The investment in Broadway preferred stock (which was converted to cash effective April 17, 1996 as described in Note 1) is valued at estimated fair market value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method. Cost for this purpose is historical cost and, in the case of Federated common stock held by the Plan, reflects the historical cost of the Broadway common stock that was converted into Federated common stock pursuant to the First Merger.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  c)   Obligations to Withdrawing Participants

     Net assets available for benefits include $831,634 and $1,171,099 for amounts owing to withdrawing participants as of December 31, 1995 and 1994, respectively. These amounts are reflected as liabilities on the Plan's Form 5500.

  d)   Employer Contribution Receivable

     Employer contribution receivable of $410,871 and $507,002 at December 31, 1995 and 1994, respectively represent the Company matching contributions to be made to the Trust in the form of cash to purchase shares of Company common stock for the 1995 plan year and in the form of 69,691 newly issued shares of Broadway common stock with a cost basis of $7.275 per share for the 1994 plan year.

  e)   Use of estimates

     The  Plan  administrator has made a number of estimates  and assumptions  relating to the preparation of these  financial
     statements.    Actual  results  could  differ   from   these
     estimates.

  f)   Reclassifications

     Certain amounts in the 1994 financial statements have been reclassified to conform with the current year presentation.









(Continued)
     BROADWAY STORES, INC. 401(K)  SAVINGS & INVESTMENT PLAN

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


3.   Investments

  The Company is party to a trust agreement with the trustee with respect to the operation of the Plan and the establishment and management of the trust fund. The trustee invests all contributions to the Plan among several investment funds. The money market fund invests in highly liquid, short maturity and high credit quality securities. The bond fund invests principally in fixed income securities included in the Lehman Brothers Aggregate Bond Index. The equity fund invests principally in common stocks of those companies included in the Standard & Poor's 500 Stock Price Index. The Company common stock fund was invested in Broadway common stock prior to the First Merger and in Federated common stock subsequent to that date. No additional investments may be made in shares of preferred stock or Neiman Marcus Group common stock. All Company contributions are directed to the Company common stock fund.

4.   Plan Termination

  Although the Company has not expressed an intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.   Federal Income Tax

  The Plan obtained its latest determination letter on November 24, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Code. While the plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.                Administrative Expenses

  Various expenses, such as investment management and trustee fees, are paid by the Plan.




Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Broadway Stores, Inc. 401(K) Savings
& Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                BROADWAY STORES, INC.
                                401(K) SAVINGS & INVESTMENT PLAN

Dated:  July 1, 1996            By:     /s/ John R. Sims
                                        John R. Sims
                                        Chairman of the Pension and Profit
                                        Sharing Committee






                                                       Schedule 1

     BROADWAY STORES, INC. 401(K)  SAVINGS & INVESTMENT PLAN

                     Schedule of Investments

                        December 31, 1995
                                                                       Market
    Units                 Description                   Cost            Value
                 Bankers Trust
20,306,709.280   Pyramid Discretionary Cash Fund    $20,306,709     $20,306,709

                 Bankers Trust
                 Pyramid Directed Account
   211,619.350   Cash Fund                              211,619         211,619

                 Federated Department Stores, Inc.
   133,098.000   Common Stock                        26,450,729(a)    3,626,921(b)

                 Broadway Stores, Inc.
       411.600   Preferred Series A Stock             2,799,066(c)       64,313(d)

                 Neiman Marcus Group, Inc.
   263,343.000   Common Stock                         3,470,714       6,188,561

                 Bankers Trust Pyramid
     5,051.688   Equity Index Fund                    5,182,036       6,976,209

                 Bankers Trust Broad Market
 1,693,972.600   Fixed Income Fund                    2,571,537       2,997,959
                                                    ___________     ___________
                                                    $60,992,410     $40,372,291



_______________

a) Reflects the historical cost of shares of Broadway common stock that were converted into shares of Federated common stock, at a ratio of 1.0 to 0.27, pursuant to the First Merger.

b) Reflects the market value, as of December 31, 1995, of shares of Federated common stock into which shares of Broadway common stock were converted pursuant to the First Merger.

c) Reflects the historical cost of shares of Broadway preferred stock that were converted into shares of new Broadway preferred stock, at a ratio of 1.0 to 0.001, pursuant to the First Merger.
   Subsequent to December 31, 1995, all shares of new Broadway preferred stock were converted, pursuant to the Second Merger, into cash in an amount equal to $0.50 per one one-thousandth of a share.

d) Reflects the estimated fair market value of the shares of new Broadway preferred stock into which shares of Broadway preferred stock were converted pursuant to the First Merger.






                                                                 Schedule 2

         BROADWAY STORES, INC. 401 (K)  SAVINGS & INVESTMENT PLAN

                    Schedule of Reportable Transactions

                       Year Ended December 31, 1995

                                                     Proceeds                    Net Gain
                                        Total          From        Cost of       (Loss) on
  Description of Asset                Purchases        Sales        Sales          Sales
Bankers Trust Co., N.A.
Pyramid Discretionary
Cash Fund                            $3,634,233     $5,367,648    $5,367,648    $          -

Bankers Trust Co., N.A.
Directed Account Cash
Fund                                  3,282,165      3,178,449     3,178,449               -

Bankers Trust Co., N.A.
Pyramid Equity Index Fund             1,906,213      1,151,512       946,275         205,237

Broadway Stores, Inc.
Common Stock                            168,279        448,777     5,481,945     (5,033,168)







                        CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Federated Department Stores, Inc.

We consent to incorporation by reference in this Registration Statement No. 33-88240 on Form S-8 of Federated Department Stores, Inc. of our report dated June 24, 1996, relating to the statements of net assets available for benefits of Broadway Stores, Inc. 401(K) Savings and Investment Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 1995 Annual Report on Form 11-K of Broadway Stores, Inc. 401(K) Savings and Investment Plan.


                                        /s/ KPMG Peat Marwick LLP
                                        KPMG Peat Marwick LLP




Cincinnat, Ohio
June 27, 1996